Exhibit 99.1

All regulatory approvals received for the sale of Sun Life Financial's U.S. annuity business

TORONTO, July 31, 2013 /CNW/ - On December 17, 2012, Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced the sale of its domestic U.S. annuity business and certain life insurance businesses (the "U.S. Annuity Business") to Delaware Life Holdings, LLC. The parties have now received all regulatory approvals and the transaction is expected to close on or before August 2, 2013.

The foregoing statement concerning the anticipated closing of the sale of the U.S. Annuity Business is a forward-looking statement. It represents the Company's current expectations regarding future events and is made within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. For additional information concerning the transaction and risks related to the transaction, see "Forward-looking Information" and "Risk Factors" in the 2012 Annual Information Form of Sun Life Financial Inc.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013 the Sun Life Financial group of companies had total assets under management of $571 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE: Sun Life Financial Inc. - Financial News

 %CIK: 0001097362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc. - Financial News

CNW 13:39e 31-JUL-13